EXHIBIT 99.1

NANOBIOTIX Provides First Half 2026 Operational and Financial Update

  Promising early results reported from full cohort analysis of the completed dose-escalation and expansion phases of a Phase 1 study evaluating JNJ-1900 (NBTXR3) for patients with inoperable, locoregionally recurrent non-small cell lung cancer (“NSCLC”) amenable to re-irradiation
  Strengthened financial position through an oversubscribed ~€86 million global follow-on offering completed in May 2026, extending cash runway into 2029
  Acceptable safety profile and promising initial efficacy responses observed in Johnson & Johnson-led Phase 2 CONVERGE study evaluating JNJ-1900 (NBTXR3) in Stage 3 unresectable NSCLC
  U.S. FDA clearance for protocol amendment to the Johnson & Johnson-led Phase 3 NANORAY-312 study evaluating JNJ-1900 (NBTXR3) in locally advanced platinum ineligible head and neck cancer
  €110.9 million in cash and cash equivalents as of June 30, 2026

PARIS and CAMBRIDGE, Mass., Sept. 24, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today provided an update on operational progress and reported financial results for the first six months of 2026.

“Our progress in the first half of 2026 continues to support our belief that a physics-based approach to the design and development of nanotherapeutics has the potential to revolutionize treatment possibilities for millions of patients around the world,” said Laurent Levy, Chief Executive Officer and Chairman of the Executive Board at Nanobiotix. “The JNJ-1900 (NBTXR3) clinical development program continued to produce encouraging data across multiple indications, and adjustments to the Phase 3 NANORAY-312 protocol streamlined the study toward the final analysis. Longstanding shareholders and new investors alike expressed confidence in our vision through our recent capital raise. We enter the second half strategically, operationally, and financially equipped to continue supporting Nanoradioenhancer JNJ-1900 (NBTXR3) and advancing next wave nanotherapeutic platforms such as Nanoprimer.”

Operational Highlights

  New data from Phase 1 NSCLC study sponsored by The University of Texas MD Anderson Cancer Center (“UT MD Anderson”) presented at 2026 WCLC Meeting:
    At a median follow-up of 12 months, the one-year locoregional control rate was 79%. One-year local progression-free survival (“LPFS”) was 61%, and one-year overall survival (“OS”) was 70% in evaluable patients.
    Investigators concluded that JNJ-1900 (NBTXR3) may permit clinically meaningful local control using a substantially lower re-irradiation dose.
    All 24 patients completed treatment with JNJ-1900 (NBTXR3) plus re-irradiation with no dose-limiting toxicities
    No Grade 3 or higher adverse events related to JNJ-1900 (NBTXR3) or to the injection procedure were reported
    The recommended Phase 2 dose was established at 33% of gross tumor volume
  Included in the Euronext Tech Leaders segment and Euronext Tech Leaders Index, a Euronext flagship initiative dedicated to increasing the visibility and attractiveness of Europe’s leading and high-growth technology companies among international investors.
  Closed a global follow-on offering with underwriters’ over-allotment option fully exercised, bringing total gross proceeds to approximately €86 million that will support continued develop of Nanobiotix’s broader therapeutic platforms
  Part 1 data from Johnson & Johnson (“J&J”)-led Phase 2 JNJ-1900 (NBTXR3) Study in Unresectable Stage 3 NSCLC (CONVERGE) presented at ELCC 2026 and updated at ESTRO 2026
    Initial investigator-reported efficacy responses observed in 7 patients following the full treatment regimen of JNJ-1900 (NBTXR3) given prior to concurrent chemoradiotherapy, and consolidation with durvalumab) showed:
      Overall response rate (“ORR”) = 85.7% (6/7 patients) reported at ESTRO 2026
        In the same cohort of 7 patients, ORR observed at earlier time point and reported at ELCC 2026 was 71.4% (5/7 patients)
      Complete response rate (“CRR”) = 57.1% (4/7 patients) reported at ESTRO 2026
        With the current standard of care, concurrent chemoradiation therapy (cCRT) + durvalumab, depth of response remains limited in Stage 3 unresectable NSCLC with very low rates of complete response (~15%)1
      Deepening response over time suggests potential for long-term durability
      The procedure demonstrated an acceptable safety profile without serious treatment-emergent adverse events (TEAEs)
    Early results suggest that intratumoral/intranodal injection of JNJ-1900 (NBTXR3) is feasible and can be performed safely in patients with stage III unresectable NSCLC
  Protocol amendment to J&J-led global Phase 3 JNJ-1900 (NBTXR3) study in Cisplatin-ineligible Head and Neck Cancer (NANORAY-312)
    Eliminated previously planned interim analysis eliminated and modified the final analysis to include fewer events than originally planned to be conducted sooner
  New preclinical data presented at 2026 AACR Meeting
    Pre-treatment with Nanoprimer followed by administration of LNP-delivered recombinant DNA (“LNP-DNA”) designed for anti-tumor immunotherapy showed increased systemic bioavailability, reduced hepatic toxicity, and reduced cGAS-STING related inflammation compared to LNP-DNA administered without the Nanoprimer

Half Year 2026 Financial Results

Revenue and Other Income: Revenue and other income amounted to €5.6 million for the six months ended June 30, 2026, as compared to €26.6 million for the same period in 2025. This variance is mainly due to a significant one-off non-cash revenue positive impact amounting to €21.2 million recorded over the first half of 2025 in accordance with IFRS15 revenue recognition accounting principles, further to the transfer of NANORAY-312 study sponsorship to Johnson & Johnson. In addition, Revenue and Other Income for the six months ended June 30, 2026 also included €3.1 million of clinical product supply sales to Johnson & Johnson (as compared to €3.4 million for the same period in 2025) and research tax credit income amounting to €1.9 million (as compared to €1.6 million for the same period in 2025).

Research and Development (“R&D”) Expenses: R&D expenses consist primarily of preclinical, clinical and manufacturing expenses including employee-related payroll costs and shared-based payment charges related to the development of JNJ-1900 (NBTXR3) and of new platforms. These R&D expenses for the six months ending June 30 2026, were €12.7 million as compared to €14.5 million for the same period in 2025. The €1.8 million favorable variance was primarily driven by lower clinical development and JNJ-1900 (NBTXR3) production activities in NANORAY-312 study further to the transfer of sponsorship to Johnson & Johnson, and by less patient recruitment on the studies Study 1100 and lower UT MD Anderson studies expense during first half of 2026 as compared to the same period in 2025.

Selling, General and Administrative (“SG&A”) Expenses: SG&A expenses consist primarily of administrative employee-related payroll costs, share-based payment charges, insurance, IP, legal, audit and other professional fees. Total SG&A expenses for the six months ending June 30, 2026, were €10.8 million, as compared to €11.3 million for the same period in 2025. The €0.5 million favorable variance is mainly due to the impact of social charges related to stock-option plan and severance expenses occurred over the first half of 2025.

Net loss: Net loss attributable to common shareholders for the six months ending June 30, 2026, was €34.3 million, or a €0.70 basic loss per share. This compares to a net loss attributable to common shareholders of €5.4 million, or €0.11 basic loss per share, for the same period in 2025.

Cash and Cash Equivalents: Cash and Cash Equivalents as of June 30, 2026 were €110.9 million, compared to €52.8 million as of December 31, 2025.

Financial Guidance: Based on the current operating plan and financial projections, the Company anticipates that the cash and cash equivalents of €110.9 million as of June 30, 2026 will fund its operations into 2029.

Availability of the Half Year 2026 Financial Reports

The 2026 half-year financial report has been filed with the French financial market authority (Autorité des marchés financiers) and with the U.S. Securities and Exchange Commission on September 24, 2026. It is available to the public on the Company’s website, www.nanobiotix.com.

About JNJ-1900 (NBTXR3)

JNJ-1900 (NBTXR3) is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when in the presence of radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Proof-of-concept was demonstrated in a randomized Phase 2/3 soft tissue sarcoma study sponsored by Nanobiotix in 2018.

JNJ-1900 (NBTXR3) is being evaluated across multiple solid tumor indications as a single agent or combination therapy. Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations.

In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy.

In 2023, Nanobiotix announced a license agreement for the global development and commercialization of JNJ-1900 (NBTXR3) with Janssen Pharmaceutica NV, a Johnson & Johnson company. Studies being led by Johnson & Johnson include NANORAY-312 (NCT04892173), a global, randomized Phase 3 study in platinum-based chemotherapy-ineligible, locally advanced head and neck squamous cell cancers; LUMIRAY (NCT07219212), a global, phase 1b, open-label study in locally advanced head and neck squamous cell cancers; and CONVERGE (NCT06667908), a phase 2, randomized, open-label, active-controlled study in locally advanced and unresectable Stage III non-small cell lung cancer (NSCLC).

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2025 universal registration document filed with the AMF on March 31, 2026 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2026, which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 joanne.choi@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 6 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

1Antonia SJ, et al. N Engl J Med. 2017.

Attachment

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